                                                      REGISTRATION NO. 33-98528
                                                      RULE 424(B)(5)

                           SUPPLEMENT TO PROSPECTUS,
                             DATED AUGUST 28, 1996

                                  PHYCOR, INC.

                                3,000,000 SHARES

                                  COMMON STOCK

                              ___________________


                  The Prospectus, dated August 28, 1996 (the "Prospectus"), to which this Supplement, dated October 28, 1996, is attached (the "Supplement"), relates to the resale by the holders thereof of up to an aggregate of 3,000,000 shares of Common Stock, no par value per share (the "Common Stock"), of PhyCor, Inc. (the "Company"), issued upon the conversion of subordinated convertible notes issued or to be issued by the Company without registration under the Securities Act of 1933, as amended (the "Act") in connection with the acquisition of the assets of (i) single and multi-specialty medical clinics,
(ii) the assets of individual physician practices and (iii) the assets of related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, this Prospectus also relates to the resale by certain holders of Common Stock issued upon the exercise of options granted by the Company prior to the adoption by the Company of its stock incentive plans and warrants issued as consideration for (i) consulting or other services provided or to be provided to the Company and (ii) the execution of a management or service agreement with the Company or an affiliate.

                  This Supplement relates to the proposed resale of 11,724 shares of the Company's Common Stock by Northeast Arkansas Internal Medicine Clinic, P.A., an Arkansas professional association (the "Clinic"). Such shares were issued to the Clinic upon the partial conversion of two 7.0% Subordinated Convertible Notes in the aggregate principal amount of $2,085,307 (collectively, the "Conversion Notes"). The Company issued the Conversion Notes and one additional 7.0% Convertible Subordinated Note in the principal amount of $2,064,478 (the "Third Note," collectively with the Conversion Notes, the "Purchase Notes") to the Clinic in connection with the acquisition by PhyCor of Northeast Arkansas, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Arkansas"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between PhyCor and the Clinic effective as of March 1, 1995 (the "Purchase Agreement").

                  Terms defined in the Prospectus have the same meaning in this Supplement unless the context requires otherwise. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected June 14, 1996 in the form of a 50% stock dividend.

                              ___________________


                The date of this Supplement is October 28, 1996.

                  THIS SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE
WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND GENERAL COUNSEL.

Selling Shareholder

                  The Clinic operates a multi-specialty medical clinic in Jonesboro, Arkansas and maintains four satellite locations in the area. The Clinic's principal office is located at 311 East Matthews, Jonesboro, Arkansas 72401.

                  The Company, through PhyCor-Arkansas, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Purchase Notes to the Clinic in a transaction exempt from the registration requirements of the (the "Act"). On April 15, 1996, the Clinic converted the Third Note, in accordance with terms, into an aggregate of 151,636 shares of PhyCor Common Stock. The Clinic resold such shares pursuant to a Prospectus Supplement dated April 15, 1996. On October 21, 1996, the Clinic partially converted the Conversion Notes, in accordance with their terms, into an aggregate of 11,724 shares of Common Stock (the "Shares"). The Clinic intends to resell the Shares in accordance with the terms of the Prospectus.

                  In connection with the acquisition of the assets of the Clinic, PhyCor-Arkansas entered into a Service Agreement, effective as of March 1, 1995 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Arkansas will provide the Clinic with the equipment and facilities used in the medical practice of the Clinic, manage Clinic operations and employ the Clinic's non-medical professional personnel in exchange for a service fee. The Service Agreement will be for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

                  This Supplement relates to the reoffering of the Shares by the Clinic. The Clinic has designated Equitable Securities Corporation ("Equitable"), a registered broker-dealer, as agent for the resale of the Shares. The Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market System)) or otherwise at fixed prices which may be charged, at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices. Equitable has agreed to use its best efforts to sell the Shares on behalf of the Clinic. The Clinic and/or Equitable may effect such transactions by selling the Shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, Equitable and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or Equitable and any broker-dealers that act in connection with the sale of the Shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the Shares as principal may be deemed to be underwriting discounts and commissions.



                                       2